Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NexGen Energy Ltd. (the “Company”)
Suite 3150, 1021 West Hastings Street
Vancouver, BC V6E 0C3

Item 2	Date of Material Change

April 30, 2024

Item 3	News Releases

On April 30, 2024, the Company issued two news releases disclosing the material change through CNW (Canada NewsWire).

Item 4	Summary of Material Change

On April 30, 2024, the Company announced that it entered into a placement agreement and then an amended and restated placement agreement (the “Placement Agreement”) with a lead manager and bookrunner in Australia (the “Lead Manager”) for an offering of 20,161,290 common shares (the “Shares”) of the Company, at a price of C$11.11 per Share (based on the daily average exchange rate of A$1.00= C$0.8963 published by the Bank of Canada on April 29, 2024), for aggregate gross proceeds of approximately C$224 million (the “Offering”).

In connection with the Offering, the Company and the placement agents for the Company’s previously announced at-the-market program (the “ATM Program”) agreed to amend the equity distribution agreement for the ATM Program by reducing the aggregate value of common shares that may be offered and sold under the ATM Program from up to C$500,000,000 to up to C$275,925,000. The amendment was made in order to create room for the Shares to be distributed under the Company’s final short form base shelf prospectus to be filed in all provinces and territories of Canada dated December 8, 2023 (the “Base Shelf Prospectus”).

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Item 5	Full Description of Material Change

5.1       Full Description of Material Change

The Offering will be marketed to Australian investors to enhance the liquidity, trading volumes and market capitalization of the Company’s CHESS Depositary Interests (“CDIs”) listed on the ASX and will be done in accordance with the terms of the Placement Agreement. The net proceeds of the Offering will be used to fund the continued development and further exploration of the Company’s mineral properties, and for general corporate purposes.

Closing of the Offering is expected to occur on or about May 15, 2024, with settlement to occur through newly-issued CDIs listed on the ASX. The ASX uses an uncertificated electronic system called CHESS for the electronic clearance and settlement of trades on the ASX in depositary instruments know as CDIs. CDIs represent the beneficial interest in an underlying Share, which are traded in a manner similar to shares in an Australian company listed on ASX. Each CDI represents a unit of beneficial ownership in one underlying Share.

The Shares will be issued pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Base Shelf Prospectus. The CDIs will not be qualified by the Prospectus Supplement or the Base Shelf Prospectus, and may not be offered or sold in Canada. Resales of CDIs in Canada will be restricted under applicable Canadian securities laws. The CDIs and underlying Shares have not been registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from the registration requirements thereof.

Issuance of the Shares is subject to a number of conditions, including receipt of customary TSX and NYSE approvals. The Lead Manager may terminate its obligations under the Placement Agreement, at its discretion, on the basis of certain “market out”, “disaster out”, and “regulatory out” conditions, in addition to the occurrence of certain stated events.

Concurrent Amendment to ATM Program to Facilitate Offering

To create room for the Shares to be distributed under the Base Shelf Prospectus in Canada, the Company and the placement agents for the ATM Program agreed to amend the equity distribution agreement for the ATM Program by reducing the aggregate value of common shares that may be offered and sold from up to C$500,000,000 to up to C$275,925,000 in common shares. To date, an aggregate of 13,000,800 common shares of the Company have been distributed under the ATM Program, for aggregate gross proceeds of C$134,948,304 (the “Prior Sales”). As a result of the amendment to the equity distribution agreement, and taking into account the Prior Sales, the maximum amount of sales remaining under the ATM Program will be C$140,976,696.

Additional Information

A copy of the “Key Terms of the Offering” included in the Company’s ASX notice providing further information regarding the Offering, which will be filed with the Australian Securities and Investments Commission, is attached hereto as Schedule A.

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Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

Item 9	Date of Report

April 30, 2024

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Schedule A

Annexure - Key Terms of the Offering

The Offering is being conducted pursuant to a placement agreement, entered into between NexGen and the Lead Manager, recording (among other things) the terms of the Offering and the Lead Manager's obligations in respect of the Offering (the “Placement Agreement”).

The Placement Agreement is on terms customary for an agreement of this nature, the key terms of which (being the key terms of the Offering) are summarised below.

1.	Non-Underwritten Offering

The Offering is not underwritten.

2.	Remaining Conditions Precedent to Offering

Settlement of the Offering is conditional on NexGen receiving by 14 May 2024, conditional approval from the TSX and approval from the NYSE to list the Shares underlying the New CDIs for trading (the “Regulatory Approval Condition”).

NexGen anticipates satisfying the Regulatory Condition on or before 14 May 2024.

3.	Termination Events

The Lead Manager may terminate the Placement Agreement if any one or more of the following events occurs:

(a)	(listing) ASX, TSX or NYSE announces that NexGen will be removed from the official list or that any shares or CDIs quoted or trading on these exchanges will be delisted or suspended for any reason;
(b)	(market fall) The S&P 500 Index closes 12.5% (or more) below the level of the index immediately prior to entry into the Placement Agreement;
(c)	(disclosure deficiency) any Offering materials include content that is materially:
(i)	misleading or deceptive or likely to materially mislead or deceive; or
(ii)	adverse from the point of view of an investor;
(d)	(proceedings) either:
(i)	there is an application to a Government Agency (excluding ASIC) for an order, declaration or other remedy; or
(ii)	a Government Agency commences, or threatens commencement of, an investigation or hearing in respect of the Offering that it is reasonably likely to succeed and have a materially adverse effect on NexGen, the Offering or its shares;
(e)	(regulatory action) ASIC:
(i)	makes, or threatens to make, an application for an order under Part 9.5 of the Corporations Act related to the Offering;
(ii)	commences, or conveys its intention to commence, an investigation or hearing related to the Offering; or
(iii)	otherwise issues, or threatens to issue, proceedings, inquiries or investigations in relation to the Offering;
(f)	(quotation) ASX does not, or states that it will not, agree to grant official quotation of all of the New CDIs on an unconditional basis (or subject to conditions which will not have a material effect on the Offering);

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(g)	(unable to issue New CDIs) NexGen is unable to issue the New CDIs by the time required in the Placement Agreement;
(h)	(prosecution) any of the following occurs:
(i)	a director or the Chief Executive Officer, Chief Commercial Officer or the Chief Financial Officer of NexGen is charged with an indictable offence;
(ii)	any regulatory body commences any public action against a director of NexGen in his or her capacity as such or announces that it intends to take any such action; or
(iii)	any director of NexGen is disqualified from managing a corporation under the Corporations Act.
(i)	(timetable) the timetable for the Offering, as set out in the Placement Agreement, is delayed by 2 business days or more without the Lead Manager's consent;
(j)	(debt covenants) NexGen breaches a covenant under any material debt or financing arrangement, or commits an event of default under such debt or arrangement which entitles a financier to accelerate the debt, and the foregoing has an adverse effect on the NexGen group;
(k)	(force majeure) an event, occurrence or non-occurrence, or development of an existing event, occurrence or non-occurrence, makes it illegal for the Lead Manager to satisfy an obligation under this Placement Agreement, or to market, promote or settle the Offering;
(l)	(fraud) NexGen or any of its directors or officers engage in any fraudulent conduct or activity, whether or not in connection with the Offering;
(m)	(withdrawal) NexGen withdraws the Offering; or
(n)	(insolvency) an insolvency event occurs in respect of NexGen or any member of the NexGen group.

The Lead Manager may terminate the Placement Agreement if any one or more of the following occurs and such event, matter or circumstance has, or is likely to have, a material adverse effect on the financial position or prospects of the Company; or the outcome or success of the Offering; or the market price of, or ability to settle, the Offering; or leads to a contravention by, or liability of, the Lead Manager under applicable law:

(o)	(breach) NexGen is in breach of any terms of the Placement Agreement or any representation or warranty given by NexGen under it becomes incorrect, untrue or misleading;
(p)	(due diligence) there is an omission from, or misstatement relating to, any completed due diligence questionnaire, management meeting or information delivered by or on behalf of NexGen to the Lead Manager;
(q)	(change in laws) either:
(i)	there is introduced, or there is a public announcement of a proposal to introduce, a new law into the Parliament of Australia or any State or Territory Parliament in Australia, Canada or the United States (including any provinces or states); or
(ii)	the central bank of Australia, Canada or the United States (or any authority of these jurisdictions) adopts or announces a proposal to adopt a new policy;
(r)	(change in senior management) there is a change to the Chief Executive Officer, Chief Financial Officer or the board of directors of NexGen;
(s)	(compliance with laws) NexGen contravenes a law or the Offering fails to comply with the applicable law, the ASX Listing Rules or NexGen's constituent documents;
(t)	(banking disruption) there is:
(i)	a suspension or material limitation in trading in securities generally on ASX, TSX, NYSE or LSE or a material disruption in commercial banking securities or settlement or clearance services in in Australia, Canada, New Zealand, the United Sates, Hong Kong, Singapore or the United Kingdom;
(ii)	there is an adverse change or disruption to the existing financial markets, political or economic conditions (to the extent not existing or announced as at the date of the Placement Agreement) in Australia, Canada, New Zealand, the United Sates, Hong Kong, Singapore or the United Kingdom; or

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(iii)	a general moratorium on commercial banking activities in Australia, Canada, New Zealand, the United Sates, Hong Kong, Singapore or the United Kingdom is declared.
(u)	(hostilities) hostilities not existing at the date of the Placement Agreement commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, Canada the United States, Japan, South Korea, the Democratic People’s Republic of Korea, a member state of the European Union, United Kingdom or the People’s Republic of China, Russia or Israel or a state of emergency is declared by, or a significant terrorist attack is perpetrated on, any of those countries;
(v)	(new circumstances) a new circumstance, that would be adverse from the point of view of an investor, arises that would have been required to be disclosed in the Offering materials, had it arisen before the Offering materials were lodged with ASX;
(w)	(issuer information) NexGen's most recent annual information form, annual and interim management discussion and analysis and financial statements, annual proxy materials or subsequent public information releases includes a statement which is or becomes misleading or deceptive, or likely to mislead or deceive;
(x)	(change of control) a plan of arrangement or reconstruction is announced by NexGen, or another offer to security holders is announced by another person, which if implemented, may result in a person and their associates acquiring a 50% or more interest in NexGen; or
(y)	(disclosure deficiency) any Offering materials include a statement of opinion or belief not truly or honestly held or for which there are no reasonable grounds to make.
4.	Representations and Warranties

NexGen has given customary representations, warranties and undertakings in respect of the Offering to the Lead Manager and an indemnity to the Lead Manager and their respective affiliates subject to certain customary carve-outs.

5.	Adviser Fees

NexGen has agreed to pay the Lead Manager a fee equal to 4% of the gross proceeds of the Offering (plus applicable GST).